Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ST. JUDE MEDICAL, INC.

EPICURUS MERGER CORPORATION

and

EP MEDSYSTEMS, INC.

Dated as of APRIL 8, 2008

i

INDEX OF DEFINED TERMS

Definition	Location
1995 Directors’ Plan	3.2(a)
1995 Stock Plan	3.2(a)
2002 Stock Plan	3.2(a)
2006 Directors’ Plan	3.2(a)
2006 Stock Plan	3.2(a)
510(k)’s	3.8(b)
Acquisition Proposal	5.2(g)
Adverse Recommendation Change	5.2(b)(i)
Affiliate	8.3(a)
Affiliated Person	3.23(a)

Definition	Location
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)(ii)
Average Stock Price	2.1(b)(ii)
Book-Entry Shares	2.3(b)(ii)
Business Day	8.3(b)
Cash Consideration	2.1(b)(i)
Cash Election	2.1(b)(i)
Cash Proration Factor	2.1(c)(i)
Certificate	2.3(b)(i)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Balance Sheet Date	3.7(a)
Company Board	Recitals
Company Business Personnel	3.15(a)
Company Charter Documents	3.1
Company Fairness Opinion	3.27
Company Financial Advisor	3.27
Company Letter	Article III
Company Material Adverse Change	3.7(b)
Company Material Adverse Effect	3.7(b)
Company Multipemployer Plan	3.12(c)
Company Patents	3.16(b)
Company Permits	3.8(a)
Company Plan	3.12(c)
Company Registered Copyrights	3.16(b)
Company Registered IP	3.16(b)
Company Registered Marks	3.16(b)
Company SEC Reports	3.5(a)
Company Shareholder Approval	3.17
Company Shareholders Meeting	3.28(a)(ii)
Company Stock Option Plans	3.2(a)
Company Stock Options	3.2(b)
Compensation Agreements	3.11(a)
Confidentiality Agreement	5.4(ii)
Continuing Employees	5.16(a)
Contract	8.3(c)
control	8.3(d)
Copyrights	3.16(a)
Effective Time	1.3
Election	2.1(b)(ii)
Election Deadline	2.3(b)
Employment or Consulting Agreements	Recitals
Environmental Law	3.20(a)

Definition	Location
Environmental Permit	3.20(a)
ERISA	3.12(a)
ERISA Affiliate	3.12(c)
Excess Parent Stock	2.1(f)
Exchange Act	2.3(c)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(b)(ii)
FDA	3.8(b)
Financial Statements	3.5(a)
Form of Election	2.3(b)
GAAP	3.5(a)
Governmental Entity	3.4
Hamblett Warrant	3.2(a)
Hazardous Substances	3.20(a)
HSR Act	3.4
Hummel Warrant	3.2(a)
Impairments	3.24(d)
Indebtedness	3.7(c)
Insurance Policies	3.22
Intellectual Property	3.16(a)
IRS	3.9(a)
KFP Warrant	3.2(a)
knowledge	8.3(e)
Laurus Warrant	3.2(a)
Law	3.4
Leased Property	3.24(c)
Liens	3.24(a)
made available to Parent	8.3(f)
Marks	3.16(a)
Material Contracts	3.11(b)
Maximum Cash Consideration	2.1(c)
Maximum Stock Consideration	2.1(c)
Merger	Recitals
Merger Consideration	2.1(b)(ii)
Merger Sub	Preamble
Merger Sub Common Stock	2.1(a)
New Jersey Department of Treasury	1.3
NJBCA	1.1
Non-Stock Consideration	2.1(h)
NYSE	2.1(f)
Outside Date	7.1(b)(i)
Owned Property	3.24(b)
Parent	Preamble
Parent Charter Documents	4.4
Parent Equity Plans	4.2(a)(iv)

v

Definition	Location
Parent Letter	Article IV
Parent Material Adverse Change	4.1(a)
Parent Material Adverse Effect	4.1(a)
Parent Preferred Stock	4.2(a)
Parent SEC Reports	4.6
Parent Stock	4.2(a)
Parent Stock Options	4.2(a)(iv)
Patents	3.16(a)
Permitted Liens	3.24(f)
Person	8.3(g)
PMS’s	3.8(b)
Proceeding	3.10
Property Leases	3.24(d)
Proxy Statement	3.28(a)(ii)
Real Property	3.24(c)
Reorganization	Recitals
Representatives	5.2(a)
S-4	2.3(b)
Sarbanes-Oxley Act	3.5(c)
SEC	2.3(b)
Second Merger	Recitals
Securities Act	3.2(b)
Shares	2.1(b)
Specified Contracts	6.2(i)
SSA	3.8(a)
Stock Consideration	2.1(b)(ii)
Stock Election	2.1(b)(ii)
Stock Proration Factor	2.1(c)(ii)
Subsidiary	8.3(h)
Superior Proposal	5.2(g)
Surviving Corporation	1.1
Takeover Laws	3.29
Tax Return	3.9(b)
Taxes	3.9(b)
Termination Fee	7.3(b)(iii)
Testing Price	2.1(h)
Trade Secrets	3.16(a)
Treasury Shares	2.1(e)
Valuation Date	2.1(h)
Value of Stock Consideration	2.1(h)
Voting Agreement	Recitals
Warning Letter	3.8(b)
Warrants	3.2(a)
Worker Safety Laws	3.13
WSF Warrant	3.2(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 8, 2008, between St. Jude Medical, Inc., a Minnesota corporation (“Parent”), Epicurus Merger Corporation, a New Jersey corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and EP MedSystems, Inc., a New Jersey corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub will be merged with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger and the Second Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Second Merger, and (iii) resolved and agreed to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, as soon as practicable following the Merger, Parent shall, and shall cause the Surviving Corporation to, adopt an agreement and plan of merger and reorganization whereby the Company will be merged with and into a wholly-owned subsidiary of Parent (the “Second Merger”), with such entity surviving the Second Merger as a wholly-owned subsidiary of Parent;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, a certain shareholder of the Company is entering into an agreement (the “Voting Agreement”) pursuant to which such Person has agreed, among other things, to vote the Shares held by such Person in favor of the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain employees of the Company are entering into employment and/or consulting agreements (the “Employment or Consulting Agreements”) with Parent; and

WHEREAS, Parent, Merger Sub and the Company intend for federal income tax purposes that the Merger and the Second Merger (collectively, the “Reorganization”), qualify as a “reorganization” described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), within the manner described in Revenue Ruling 2001-46, and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1 The Merger. The name of the corporation proposing to merge is Epicurus Merger Corporation. The name of the corporation in which Merger Sub proposes to merge is EP MedSystems, Inc., which shall be the Surviving Corporation. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et seq. (the “NJBCA”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable but in no event later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions). The Closing shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1881 Page Mill Road, Palo Alto, California, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Department of Treasury of the State of New Jersey (the “New Jersey Department of Treasury”), executed in accordance with the relevant provisions of the NJBCA, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the NJBCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Department of Treasury of the State of New Jersey or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the NJBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; Bylaws.

(a) The certificate of incorporation of the Company shall be amended and restated at the Effective Time as set forth on Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that such Bylaws shall be amended to reflect that the name of Surviving Corporation shall be EP MedSystems, Inc.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, without par value, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Each share of common stock, without par value, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Treasury Shares) shall automatically be converted into the right to receive the following consideration:

(i) Each Share with respect to which an election to receive cash (a “Cash Election”) has been properly made, and not revoked, pursuant to Section 2.3 shall (subject to Section 2.3) be converted into the right to receive $3.00 in cash, without interest, (such per share amount is hereinafter referred to as the “Cash Consideration”).

(ii) Each Share with respect to which an election to receive stock consideration (a “Stock Election”, and together with a Cash Election, an “Election”) has been properly made, and not revoked, pursuant to Section 2.3 shall (subject to Section 2.3) be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 2.1(g) (such per share amount, together with any cash in lieu of fractional shares of Parent Stock to be paid pursuant to Section 2.1(f), is hereinafter referred to as the “Stock Consideration”). For purposes of this Agreement and subject to Section 2.1(h), the “Exchange Ratio” means $3.00 divided by the average of the closing sale prices of one share of Parent Stock on the NYSE Composite Transactions reporting system for each of the ten (10) trading days ending on and including the second trading day prior to the Closing Date (such average price, the “Average Stock Price”). For purposes of this Agreement, the term “Merger Consideration” with respect to a Share shall mean either the Cash Consideration (with respect to a Share representing the right to receive the Cash Consideration) or the Stock Consideration (with respect to a Share representing the right to receive the Stock Consideration).

(c) The maximum aggregate amount of cash payable pursuant to the Merger shall be (x) $3.00 multiplied by (y) 60% of the total number of Shares converted pursuant to the Merger (other than Treasury Shares) (such amount, the “Maximum Cash Consideration”). The maximum aggregate amount of Stock Consideration issuable pursuant to the Merger shall be (x) a number of shares of Parent Stock equal to the Exchange Ratio multiplied by (y) 40% of the total number of Shares converted pursuant to the Merger (other than Treasury Shares) (such amount being referred to as the “Maximum Stock Consideration”).

(i) If the total number of Shares with respect to which Cash Elections have been made would require aggregate cash in excess of the Maximum Cash Consideration, such Cash Elections shall be subject to proration as follows. For each Cash Election, the number of Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of Shares subject to such Cash Election multiplied by (B) the Cash Proration Factor, rounded down to the nearest Share. The “Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Cash Elections made by all holders of Shares, multiplied by the Cash Consideration. All Shares subject to a Cash Election that is subject to proration pursuant to this Section 2.1(c), other than Shares converted into the right to receive the Cash Consideration in accordance with this Section 2.1(c), shall be converted into the right to receive the Stock Consideration. All prorations resulting from this Section 2.1(c) shall be applied on a pro rata basis, such that each Company shareholder who surrenders Shares subject to a Cash Election bears its proportionate share of proration, based on the proportion of the total Shares surrendered subject to a Cash Election bears to the number of Shares subject to a Cash Election that are surrendered by such Company shareholder, and shall be further subject to Section 2.1(h), if applicable.

(ii) If the total number of Shares with respect to which Stock Elections have been made would require aggregate Stock Consideration in excess of the Maximum Stock Consideration, such Stock Elections shall be subject to proration as follows. For each Stock Election, the number of Shares that shall be converted into the right to receive the Stock Consideration shall be (A) the total number of Shares subject to such Stock Election multiplied by (B) the Stock Proration Factor, rounded down to the nearest Share. The “Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Consideration and (y) the denominator of which shall be the product of the aggregate number of

Shares subject to all Stock Elections made by all holders of Shares, multiplied by the Stock Consideration. All Shares subject to a Stock Election that is subject to proration pursuant to this Section 2.1(c), other than that number converted into the right to receive the Stock Consideration in accordance with this Section 2.1(c), shall be converted into the right to receive the Cash Consideration. All prorations resulting from this Section 2.1(c) shall be applied on a pro rata basis, such that each Company shareholder who surrendered Shares subject to a Stock Election bears its proportionate share of proration, based on the proportion of the total Shares surrendered subject to a Stock Election bears to the number of Shares subject to a Stock Election that are surrendered by such Company shareholder, and shall be further subject to Section 2.1(h), if applicable.

(d) Each Share cancelled in exchange for the right to receive Merger Consideration but which is not surrendered subject to a valid Election prior to the Election Deadline, shall be deemed to be surrendered subject to the following Elections:

(i) If the Cash Elections exceed the Maximum Cash Consideration such that proration of Cash Elections occurs pursuant to Section 2.1(c)(i), Shares validly surrendered without a valid Election made in accordance with Section 2.3 will be deemed surrendered subject to a Stock Election;

(ii) If the Stock Elections exceed the Maximum Stock Consideration such that proration of Stock Elections occurs pursuant to Section 2.1(c)(ii), Shares validly surrendered without a valid Election made in accordance with Section 2.3 will be deemed surrendered subject to a Cash Election; and

(iii) If no proration occurs, Shares validly surrendered without a valid Election will be deemed surrendered in part subject to a Cash Election and in part subject to a Stock Election to the extent of the Cash Consideration and Stock Consideration remaining after taking into account the Cash Elections and Stock Elections made by those Company shareholders who affirmatively made valid Elections in connection with the Merger. The remaining available Cash Consideration and Stock Consideration will be allocated on a pro rata basis among the Shares surrendered by those Company shareholders who validly surrendered Shares but did not surrender subject to a valid Election, such that each such Share is exchanged for the same proportion of Cash Consideration and Stock Consideration, based on the respective percentages of available Cash Consideration and Stock Consideration remaining after taking into account the affirmative Elections of Company shareholders.

(e) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Treasury Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f) In lieu of any fractional share of Parent Stock that otherwise would be issuable pursuant to the Merger, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Merger, on behalf of all such holders, of the aggregate fractional shares of Parent Stock issued pursuant to the Merger.

As soon as practicable following the completion of the Merger, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Stock issuable to the former holders of Shares pursuant to the Merger including fractional shares, over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Shares (such excess being collectively called the “Excess Parent Stock”). The Exchange Agent shall as promptly as reasonably practicable sell the Excess Parent Stock at the prevailing prices on the New York Stock Exchange (the “NYSE”). The sales of the Excess Parent Stock by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former holders of Shares, incurred in connection with such sales of Excess Parent Stock. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional shares of Parent Stock otherwise would have been issued in the Merger, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in respect of any fractional shares of Parent Stock, the Exchange Agent shall distribute such amounts to such former holders.

(g) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Stock or the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration, the Stock Consideration, the Maximum Cash Consideration, the Maximum Stock Consideration, the Cash Proration Factor and the Stock Proration Factor shall be appropriately adjusted to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

(h) Notwithstanding anything in this Agreement to the contrary, if the product of (A) the number of shares of Parent Stock to be issued in the Merger in exchange for Shares and (B) Testing Price of Parent Stock as reported on the NYSE for the trading session that closes immediately before the Effective Time (or other applicable valuation date under Treasury Regulation Section 1.368-1(e)(2) for purposes of testing the continuity of interest requirement under Treasury Regulation Section 1.368-1(e)) (such date the “Valuation Date” and such product the “Value of Stock Consideration”) is less than 40% of the sum of the Value of Stock Consideration and the amount of Non-Stock Consideration (as defined below), then the amount of Cash Consideration to be paid in the Merger in exchange for Shares shall be reduced and the number of shares of Parent Stock issued in the Merger in exchange for Shares shall be increased pro-rata based on the Cash Consideration to which any Company shareholder is otherwise entitled pursuant to the Merger so as to cause such percentage to be equal to 40%. The additional shares of Parent Stock to be issued in lieu of cash in exchange for Shares pursuant to the preceding sentence shall be determined using a per share value equal to the Exchange Ratio. For purposes of this paragraph, the “Non-Stock Consideration” shall mean (a) any cash consideration paid pursuant to the Merger, (b) any cash and the fair market value of any property that is distributed, transferred or paid by the Company to its shareholders (whether in a redemption transaction or as a dividend distribution) in connection with the Merger, and (c) any other cash or property (other than shares of Parent Stock) that is transferred, paid or distributed by Parent (or any Person related to Parent within the meaning of Treasury Regulation Section

1.368-1(e)(3)) to holders of Shares in exchange for Shares in connection with the Merger (including any payments of expenses incurred in connection with the disposition of fractional shares in the Merger). The “Testing Price” shall be the lowest of the following amounts: (i) the closing Parent Stock trading price on the Valuation Date, (ii) the average between the high and low Parent Stock trading price on the Valuation Date, and (iii) the volume weighted average of the trading price of all shares of Parent Stock traded on the Valuation Date.

(i) Subject to the limitations in this Section 2.1, each Company shareholder is entitled to make a Cash Election with respect to any whole number of the Shares held by such shareholder and make a Stock Election with respect to the balance of the Shares held by such shareholder. In addition, each Company shareholder is entitled to designate the particular Shares held by such shareholder that are the subject of either a Cash Election or a Stock Election, consistent with the provisions of Treasury Regulations §§ 1.356-1(b) and 1.358-2(a)(2)(ii).

Section 2.2 Treatment of Options and Other Equity-Based Awards.

(a) At the Effective Time, each Company Stock Option granted under any Company Stock Option Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Cash Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(b) Prior to the Effective Time, the Company shall deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Stock Options setting forth each holder’s rights pursuant to the respective Company Stock Option Plan, stating that such Company Stock Options shall be treated in the manner set forth in this Section 2.2.

(c) The Company shall take all actions necessary to implement the provisions of this Section 2.2 and to ensure that, as of the Effective Time, (i) the Company Stock Option Plans shall terminate and (ii) no holder of a Company Stock Option or any participant in any Company Stock Option Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by Section 2.2(a) in cancellation and settlement thereof.

Section 2.3 Election Procedures.

(a) At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this ARTICLE II through the Exchange Agent, (i) certificates representing a number of shares of Parent Stock equal to the Maximum Stock Consideration issuable to the Company shareholders pursuant to Section 2.1 and (ii) an amount of cash sufficient to deliver to holders of Shares of the Maximum Cash Consideration to which they are entitled pursuant to Section 2.1. Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 2.3(d). Any cash and certificates representing Parent Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration from the Exchange Fund to the former Company shareholders who are entitled thereto pursuant to Section 2.1. Except as contemplated by Section 2.3(d) and Section 2.1(f) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Parent shall prepare and file as an exhibit to the registration statement on Form S-4 to be filed with the United States Securities Exchange Commission (the “SEC”) by Parent in connection with the issuance of shares of Parent Stock in connection with the Merger (the “S-4”) a form of election, and other appropriate and customary transmittal materials, in such form and containing such provisions as Parent and the Company shall mutually agree (collectively, the “Form of Election”). The Form of Election shall permit each Person who, at or prior to the Election Deadline, is a record holder (or, in the case of nominee record holders, the beneficial owner, through proper instructions and documentation) of (i) an outstanding certificate or outstanding certificates (each, a “Certificate”) representing outstanding Shares or (ii) uncertificated Shares represented by book-entry (“Book-Entry Shares”) to specify (x) the number of such holder’s Shares with respect to which such holder makes a Cash Election and/or (y) the number of such holder’s Shares with respect to which such holder makes a Stock Election. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to a Certificate or Book Entry Share shall pass, only upon proper delivery of the completed Form of Election and any Certificate to the Exchange Agent. The Company shall mail the Form of Election with the Proxy Statement to all Persons who are record holders of Shares as of the record date for the Company Shareholders Meeting and shall use commercially reasonable efforts to provide the Form of Election to all Persons who become holders of Shares during the period between the record date for the Company Shareholders Meeting and the Election Deadline. As used in this Agreement, “Election Deadline” means 5:00 p.m., Eastern Standard Time, on the date that is two (2) Business Days immediately preceding the Closing Date (or on such other date as the parties hereto mutually agree).

(c) Any Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery). After an Election is properly made with respect to any Share, no further registration of transfers of such share shall be made on the stock transfer books of the Company, unless and until such Election is properly revoked.

(d) No dividends or other distributions declared or made after the Effective Time with respect to the Parent Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Certificate who is entitled to receive Parent Stock upon such surrender, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 2.1(f), unless and until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.3(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder thereof (i) promptly whole shares of Parent Stock to be issued in exchange therefor, without interest, (ii) promptly, (A) the amount of any cash payable pursuant to any Cash Election and any cash payable with respect to a fractional share of Parent Stock to which such holder is entitled pursuant to Section 2.1(f), and (B) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to the date of surrender of such holder’s Certificate and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Stock.

(e) Any Election may be revoked with respect to all or any portion of the Shares subject thereto (but only in whole share amounts) by the holder who submitted the applicable Form of Election by such holder submitting to the Exchange Agent a written notice of such revocation received by the Exchange Agent at or prior to the Election Deadline. In addition, all Elections shall automatically be revoked if this Agreement is terminated in accordance with ARTICLE VII. If an Election is revoked with respect to any Shares, the Certificates representing such shares shall be promptly returned to the holder that submitted the same to the Exchange Agent, except to the extent (if any) a subsequent Election is properly made with respect to any or all of the Shares represented by such Certificate.

(f) The good faith determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Elections shall have been properly made or revoked pursuant to this Section 2.3 and as to when Elections and revocations were received by the Exchange Agent. The Exchange Agent shall have reasonable discretion to disregard immaterial defects in the Forms of Election. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computations) shall also make all computations as to the proration contemplated by Section 2.1, and absent manifest error such computations shall be conclusive and binding on Parent, the Company and all holders of Shares. The Exchange Agent may, with the written agreement of Parent after Parent’s reasonable consultation with the Company, make any rules that are consistent with this Section 2.3 for the implementation of the Elections provided for in this Agreement and shall be necessary or desirable to effect the Elections.

(g) Parent and the Company shall publicly announce the anticipated date of the Election Deadline at least five (5) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

Section 2.4 Payment.

(a) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares, formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of any Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II.

(b) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand. In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(c) Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws), as general creditors thereof, for payment of the Merger Consideration with respect to Shares formerly represented by such Certificate or Book-Entry Share, without interest.

(d) None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.5 Transfer Taxes; Withholding Rights. If any Merger Consideration is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered or held, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to Parent or the Exchange Agent any transfer or other taxes required by reason of the payment of cash or the issuance of Parent Stock in a name other than that of the registered or beneficial holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Treatment of Warrants. The parties acknowledge and agree that any Shares issued upon exercise of the Warrants prior to the Election Deadline could be surrendered in the Merger subject to an Election. Any outstanding Warrant, other than the Hummel Warrant, shall continue to have, and be subject to, the same terms and conditions set forth in the Warrant immediately prior to the Effective Time except that such Warrant will be exercisable for an amount equal to (i) the amount and form of Merger Consideration that is payable with respect to any Share that is validly surrendered in the Merger without a valid Election pursuant to Section 2.1(d) multiplied by (ii) the number of Shares that were issuable upon exercise of such Warrant immediately prior to the Effective Time. The number of shares of Parent Stock issuable upon exercise of an Warrant in accordance with this Section 2.6 shall be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Stock on or subsequent to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which relates to this Agreement and is designated therein as the Company Letter (the “Company Letter”), the Company represents and warrants to Parent and Sub as follows:

Section 3.1 Organization, Standing and Power. The Company is a corporation incorporated in 1993, duly organized, validly existing and in good standing under the laws of the State of New Jersey and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has previously made available to Parent accurate and complete copies of its Certificate of Incorporation and By-laws as currently in full force and effect (together, the “Company Charter Documents”). There have been no predecessor entities of the Company.

Section 3.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 55,000,000 shares, (i) of which 5,000,000 are designated as preferred stock, no par value, and (ii) of which 50,000,000 are designated as Shares. At the close of business on April 8, 2008, (i) 30,405,236 Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 50,000 Shares were held in the treasury of the Company, (iii) 1,000,000 Shares were reserved for issuance pursuant to the Company’s 2002 Stock Incentive Plan, as amended (the “2002 Stock Plan”), (iv) 1,500,000 Shares were reserved for issuance pursuant to the Company’s 2006 Stock Option Plan, as amended (the “2006 Stock Plan”), (v) 1,000,000 Shares were reserved for issuance pursuant to the Company’s Amended and Restated 1995 Long Term Incentive Plan, as amended (the “1995 Stock Plan”), (vi) 120,000 Shares were reserved for issuance pursuant to the Company’s 1995 Director Option Plan, as amended (the “1995 Directors’ Plan”), (vii) 1,000,000 Shares were reserved for issuance pursuant to the Company’s 2006 Director Plan, as amended (the “2006 Directors’ Plan”) (collectively with the 2002 Stock Plan, the 2006 Stock Plan, the 1995 Stock Plan, and the 1995 Directors’ Plan, the “Company Stock Option Plans”), (viii) 15,750 Shares are reserved for issuance pursuant to a warrant dated August 28, 2003 and reissued January 3, 2008 issued to Warrant Strategic Fund, LLC (the “WSF Warrant”), (ix) 25,000 Shares are reserved for issuance pursuant to a warrant dated February 28, 2008 issued to Keltic Financial Partners (the “KFP Warrant”), (x) 225,000 Shares are reserved for issuance pursuant to a warrant dated August 28, 2003 issued to Laurus Master Fund, Ltd. (the “Laurus Warrant”), (xi) 6,800 Shares are reserved for issuance pursuant to a warrant dated January 31, 2007 issued to Michael Hamblett (the “Hamblett Warrant”), and (xii) 10,000 Shares are reserved for issuance pursuant to a warrant dated October 4, 2004 issued to Dr. John Hummel (the “Hummel Warrant” and, together with the WSF Warrant, the KFP Warrant, the Laurus Warrant and the Hamblett Warrant, the “Warrants”). Each Warrant is currently exercisable in full. No Shares are held by any Subsidiary of the Company. All of the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) Section 3.2(b) of the Company Letter contains a correct and complete list as of the date of this Agreement of each outstanding option to purchase Shares issued under the Company Stock Option Plans (collectively, the “Company Stock Options”), including the holder, date of grant, term, acceleration of vesting or exercisability, if any, whether such option is a nonqualified stock option or incentive stock option, any restrictions on the exercise or sale of such option or the underlying shares (other than any restrictions set forth in the Company Stock Option Plans), exercise price and number of Shares subject thereto. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined of the date of grant of such Company Stock Option. All Company Stock Options and all Shares issued pursuant to the exercise of options granted under the Company Stock Option Plans have been granted or issued, respectively, and all Shares to be issued pursuant to the Company Stock Option Plans prior to the Closing will be issued, in compliance with the Securities Act of 1933, as amended (the “Securities Act”).

(c) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of the Company or such Subsidiary on any matter. Except as set forth above in Section 3.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(d) A list of all outstanding Shares subject to repurchase by the Company or that are otherwise subject to a risk of forfeiture or other condition under the Company Stock Option Plans or any restricted stock purchase agreement or other agreement to which the Company is a party is set forth in Section 3.2(d) of the Company Letter, including the holder, date of grant, acceleration of vesting or lapse of restrictions, if any, any restrictions on the sale of such shares (other than any restrictions set forth in the Company Stock Option Plans and in any individual grant agreement applicable thereto made available to Parent), and number of shares.

(e) Neither the Company nor any of its Subsidiaries is party to or bound by any debt agreements, convertible debt agreements, or other similar instruments which grant any rights to vote (contingent or otherwise) on matters on which shareholders of the Company may vote. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any Shares.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and each such share is owned by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Section 3.2(f) of the Company Letter contains a correct and complete list as of the date of this Agreement of each of the Company’s Subsidiaries, including the number of outstanding shares of the stock of each such entity, the percentage interest represented by the Company’s ownership in the entity, and the date of acquisition of the ownership interest in any such entity.

(g) Section 3.2(g) of the Company Letter contains a correct and complete list as of the date of this Agreement of each entity in which the Company owns an equity interest (other than a Subsidiary), including the number of outstanding shares of the stock of each such entity, the percentage interest represented by the Company’s ownership in the entity, and the date of acquisition of the ownership interest in any such entity.

Section 3.3 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to the approval of this Agreement by the Company’s shareholders if and to the extent required by the NJBCA. This Agreement has been duly and validly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of the Agreement on Parent and Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) Without limiting the generality of the foregoing, on or prior to the date of this Agreement, the Company Board has unanimously (i) declared the Merger and the Second Merger advisable and fair to and in the best interest of the Company and its shareholders, and approved and adopted this Agreement in accordance with the NJBCA, (ii) resolved to recommend that the shareholders approve and adopt this Agreement and the Merger and the other transactions contemplated hereby (including the Second Merger), and (iii) has not withdrawn or modified such approval or resolution to recommend.

Section 3.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof and thereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any provision of (a) the Company Charter Documents, (b) any Material Contract, other than any Specified Contract, (c) any Specified Contract, or (d) any judgment, order, decree, statute, law, ordinance, rule, regulation or other legally enforceable requirement (“Law”) applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (b) and (d), any such violations, defaults, rights, losses, Liens or other occurrences that, individually or in the aggregate, would not have a Company Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger or the Second Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) for the filing of Articles of Merger with the Department of Treasury of the State of New Jersey and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) under the Exchange Act, and (iv) any filings, authorizations, orders and approvals required under foreign antitrust or similar laws.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed all required forms, reports and documents with the SEC since December 31, 2002 (the “Company SEC Reports”), each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Company SEC Report filed subsequently and prior to the date hereof. The consolidated financial statements of the Company included in the Company SEC Reports (the “Financial Statements”) fairly presented in all material respects, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and except that unaudited statements are subject to normal year-end adjustments that did not and would not, individually or in the aggregate, have a Company Material Adverse Effect, and do not contain footnotes in substance or form required to the extent permitted by Form 10-Q of the Exchange Act), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) The Company has heretofore made, and hereafter will make, available to Parent a complete and correct copy of any amendments or modifications that are required to be filed with or submitted to the SEC but have not yet been filed with or submitted to the SEC to agreements, documents or other instruments that previously had been filed with or submitted to the SEC by the Company pursuant to the Exchange Act.

(c) Each SEC Report containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(d) Since December 31, 2002, neither the Company nor any Subsidiary of the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary of the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Subsidiary of the Company, whether or not employed by the

Company or any Subsidiary of the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) To the knowledge of the Company, no employee of the Company or any Subsidiary of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any Subsidiary of the Company nor any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31, 2003.

(g) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.5(g). The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. No such disclosures have been made by management to the Company’s auditors or audit committee.

(h) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.6 No Default. The Company is not in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of the Company Charter Documents or any Specified Contract. The Company is not in breach, default or violation in any material respect (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation in any material respect) of any term, condition or provision in any material respect of any term condition or provision of (i) any Material Contract, other than a Specified Contract, or (ii) any order, writ, injunction, decree, or other Law applicable to the Company or any of its properties or assets.

Section 3.7 Absence of Certain Changes or Events.

(a) Except as and to the extent disclosed in the Company SEC reports filed on or before the date hereof, since December 31, 2007 (the “Company Balance Sheet Date”), (i) the Company and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business, (ii) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance), (iii) there has been no change in the capital stock of the Company except for the issuance of Shares pursuant to Company Stock Options, in the ordinary course of business consistent with past practices; (iv) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock, (v) there has not been (A) any adoption of a new Company Plan, (B) any amendment to a Company Plan increasing benefits thereunder, (C) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of the Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the Company Balance Sheet Date, (D) any granting by the Company or any of its Subsidiaries to any such executive officer or other key employee of any increase in severance or termination agreements in effect as of the Company Balance Sheet Date, or (E) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer or other key employee, (vi) any amendment of any term of any outstanding security of the Company or any Subsidiary.

(b) Except and to the extent disclosed in the Company SEC Reports filed on or before the date hereof, since the Company Balance Sheet Date, there has been no event causing a Company Material Adverse Effect, nor any development that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Change” or “Company Material Adverse Effect” mean, when used with respect to the Company, any change or effect that (i)is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties, assets, liabilities, employee relationships, customer or supplier relationships, earnings or results of operations, financial projections or forecasts, or the business prospects and condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, other than such changes, effects or circumstances reasonably attributable to:

(A) economic, capital market or political conditions generally in the United States or foreign economies in any locations where the Company and its Subsidiaries have material operations or sales; (B) conditions generally affecting the industry in which the Company and its Subsidiaries operate, provided the changes, effects or circumstances in clauses (A) and (B) do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries, taken as a whole; (C) the announcement or pendency of the Merger or the Second Merger to the extent the same causes cancellation or delay in placing customer or potential customer orders; (D) the Company’s compliance with its obligations, or the satisfaction of the conditions to the Merger or the Second Merger, set forth in this Agreement; (E) any action taken by the Company or any of its Subsidiaries with the prior written consent of Parent, to the extent such change, effect or circumstance could reasonably have been expected by Parent prior to Parent’s prior written consent and except that consent to action taken to respond to a Company Material Adverse Effect or Company Material Adverse Change shall not be deemed any waiver by Parent as to the event or circumstance giving rise to such Company Material Adverse Effect or Company Material Adverse Change; (F) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence on the date of this Agreement and disclosed in the Company Letter; (G) any change in the trading price or trading volume of the Company’s common stock in and of itself; (H) any failure, in and of itself, by the Company to meet published revenue or earnings projections or any internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (G) and (H), the facts of circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect or Company Material Adverse Change) or (ii) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger, the Second Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so.

(c) Since the Company Balance Sheet Date, the Company has not incurred any liabilities (including Tax liabilities) of any nature, whether absolute or contingent, other than liabilities incurred in the ordinary course, none of which would, in the aggregate, have a Company Material Adverse Effect. The Company has no Indebtedness that is not reflected on the balance sheet of the Company as of the Company Balance Sheet Date. For the purposes of this Agreement “Indebtedness” means (i) all obligations for borrowed money (including unfunded credit commitments), (ii) all indebtedness, obligations or liability (whether or not evidenced by notes, bonds, debentures or similar instruments) whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several or secured or unsecured, that should be classified as liabilities in accordance GAAP, including any items so classified on a balance sheet, (iii) any reimbursement obligations in respect of letters of credit, surety bonds or obligations in respect of bankers acceptances, whether or not matured, (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and (vi) all capital lease obligations.

Section 3.8 Permits and Compliance.

(a) The Company and its Subsidiaries are and, since January 1, 2003, have been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Since January 1, 2003, neither the Company nor any of its Subsidiaries has been in violation of (i) any Company Permits, or (ii) any applicable Law, including any consumer protection, equal opportunity, customs, export control, foreign trade, foreign corrupt practices (including the Foreign Corrupt Practices Act), patient confidentiality, health, health care industry regulation and third-party reimbursement laws including under any Federal Health Care Program (as defined in Section 1128B(f) of the U.S. Federal Social Security Act (together with all regulations promulgated thereunder, the “SSA”), except in the case of clauses (i) or (ii) as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) None of the Company or any of its Subsidiaries is subject to any consent decree from any Governmental Entity. None of the Company or any of its Subsidiaries has received any warning letter from the United States Food and Drug Administration (the “FDA”) during the last three years except for the Warning Letter dated September 27, 2006 (the “Warning Letter”). None of the Company or any of its Subsidiaries has received any communication from any regulatory agency or been notified during the last three (3) years that any product approval is withdrawn or modified or that such an action is under consideration. Without limiting the foregoing, but except as described in any Form-FDA 483s and/or the Warning Letter, the Company and each of its Subsidiaries is in compliance, in all material respects, with all current applicable statutes, rules, regulations, guidelines, policies or orders administered or issued by the FDA or comparable foreign Governmental Entity including FDA’s Quality System Regulation, 21 C.F.R. Part 820; the Company does not have knowledge of any facts which furnish any reasonable basis for any Form FDA-483 observations or regulatory or warning letters from the FDA, Section 305 notices, or other similar communications from the FDA or comparable foreign entity; and since April 1, 2002, there have been no recalls, field notifications, alerts or seizures requested or threatened relating to the Company’s or its Subsidiaries’ products.

(c) The Company’s and its Subsidiaries’ products, where required, are being marketed under valid pre market notifications under Section 510 (k) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §360(k), and 21 C.F.R. Part 807, Subpart E (“510(k)’s”) or pre-market approval applications approved by the FDA in accordance with 21 U.S.C. §360(e) and 21 C.F.R. Part 814 (“PMA’s”). All 510(k)’s and PMA’s for the Company’s and its Subsidiaries’ products are exclusively owned by the Company or one of its Subsidiaries, and there is no reason to believe that FDA is considering limiting, suspending, or revoking any such 510(k)’s or PMA’s or changing the marketing classification or labeling of any such products. To the knowledge of the Company, there is no false information or significant omission in any product application or product-related submission to the FDA or comparable foreign Governmental Entity. The Company and its Subsidiaries have obtained all necessary regulatory approvals from any foreign regulatory agency related to the products distributed and sold by the Company or one of its Subsidiaries.

(d) Neither the Company nor any Subsidiary, nor to the knowledge of the Company, the officers, directors, managing employees or agents (as those terms are defined in 42 C.F.R. §1001.1001) of the Company or any Subsidiary: (i) have engaged in any activities which are prohibited under, or are cause for civil penalties or mandatory or permissive exclusion from, any Federal Health Care Program under Sections 1128, 1128A, 1128B, or 1877 of SSA or related state or local statutes, including knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, the purchase, lease, or order, or the arranging for or recommending of the purchase, lease or order, of any item or service for which payment may be made in whole or in part under any such program; (ii) have had a civil monetary penalty assessed against them under Section 1128A of SSA; (iii) have been excluded from participation under any Federal Health Care Program; or (iv) have been convicted (as defined in 42 C.F.R. § 1001.2) of any of the categories of offenses described in Sections 1128(a) or 1128(b)(1), (b)(2), or (b)(3) of SSA.

(e) There are no contracts or agreements of the Company or its Subsidiaries having terms or conditions which would have a Company Material Adverse Effect or having covenants not to compete that impair the ability of the Company or any of its Subsidiaries to conduct its business as currently conducted or would reasonably be expected to impair Parent’s ability to conduct its businesses in any material respect.

Section 3.9 Tax Matters.

(a) (i) The Company and its Subsidiaries have timely filed (taking account of extensions to file that have been properly obtained) all Tax Returns (as hereinafter defined) required to have been filed by them, and such Tax Returns are correct and complete in all material respects; (ii) the Company and each of its Subsidiaries has timely paid (taking account of extensions to pay that have been properly obtained) all Taxes (as hereinafter defined) required to have been paid by them that have been due; (iii) the Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes and the remittance of withheld Taxes; (iv) neither the Company nor any Subsidiary has waived any statute of limitations in respect of its Taxes, which remains open; (v) no federal, state, local, or foreign audits or administrative proceedings, of which the Company or any Subsidiary has notice, are pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries and the Company and its Subsidiaries have not received a written notice of any proposed audit or proceeding from the Internal Revenue Service (“IRS”) or any other taxing authority; (vi) the Company and its Subsidiaries have complied with the requirements of Section 482 of the Code and similar laws of foreign jurisdictions with respect to intercompany transactions and have maintained complete and accurate records to substantiate the pricing of such transactions; (vii) no written claim has been made by any taxing authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns that they are or may be subject to Tax by that jurisdiction; (viii) neither the Company nor any Subsidiary has been a member of an affiliated group of corporations (within the meaning of Section 1504(a)) filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined, or unitary income tax return under comparable provisions of state, local, or foreign tax Law) for any taxable period, other than a group the common parent of which is Company; (ix) the Company does not have any obligation under any agreement or arrangement with any other Person with respect to Taxes of such other Person (including pursuant to Treasury

Regulations Section 1.1502-6 or comparable provision of state, local or foreign tax Law) including any liability for Taxes of any predecessor entity; (x) the unpaid Taxes of the Company and its Subsidiaries do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect temporary differences between book and Tax income) set forth or included in the Company’s most recent balance sheet as adjusted for the passage of time through the Closing Date, and (xi) Section 3.9(a) of the Company Letter sets forth all foreign jurisdictions in which the Company or any of its Subsidiaries are subject to Tax, are engaged in business or have a permanent establishment.

(b) For purposes of this Agreement: (i) “Taxes” means any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer, excise, capital, or net worth tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest thereon or penalty imposed with respect thereto by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined, or any other basis, and shall include any transferee or secondary liability in respect of any tax (whether imposed by Law, contractual agreement, or otherwise), and (ii) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.10 Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or shareholders of the Company or any of its Subsidiaries, as such, any of its or their properties, assets or business or any Company Plan. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (a “Proceeding”) (including claims for workers’ compensation) pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of its or their respective present or former directors, officers, employees, consultants, agents or shareholders, as such, or any of the Company or its Subsidiaries’ properties, assets or business or any Company Plan.

Section 3.11 Certain Agreements.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the compensation of employees of the Company, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, pension plan (as defined in Section 3(2) of ERISA) or welfare plan (as defined in Section 3(1) of ERISA) (collectively the “Compensation Agreements”), any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Section 3.11(a) of the Company Letter sets forth (i) for each officer, director or employee who is a party to, or will receive benefits under, any Compensation Agreement as a result of the transactions contemplated herein, the total amount that each such Person may receive, or is eligible to receive, assuming that the transactions contemplated by this Agreement are consummated on the date hereof, and (ii) the total amount of Indebtedness owed to the Company or any of its Subsidiaries from each officer, director or employee of the Company or any of its Subsidiaries.

(b) Set forth in Section 3.11(b) of the Company Letter is a list of all Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof or to which any of its assets are bound. Prior to the date hereof, the Company has made available to Parent true and complete copies of all such Material Contracts to Parent. “Material Contracts” means any of the following Contracts (other than purchase or sales orders entered into in the ordinary course) currently in effect and binding:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or disclosed by the Company on a Current Report of Form 8-K;

(ii) any Contract that involves a dollar amount in excess of $50,000 or extends for a period of 12 months or more (other than any contract or commitment that is terminable on 90 days notice without penalty);

(iii) any Contracts with employees, or other agreement with any agents or consultants involving annual compensation exceeding $50,000;

(iv) any Contract with sales or other agents, brokers, franchisees, distributors or dealers;

(v) any partnership or joint venture Contract;

(vi) any lease or other occupancy or use agreements related to Real Property, or any options, rights of first refusal or other interests in any Real Property;

(vii) any Contract giving any party the right to renegotiate or require a reduction in price or refund of payments previously made;

(viii) any Contract for the borrowing or lending of money and any guaranty agreement or other evidence of Indebtedness;

(ix) any Contract that contain any provisions requiring the Company or any of its Subsidiaries to indemnify any other party thereto other than (A) product warranties of the Company, (B) indemnities set forth in lease agreements related to Real Property provided pursuant to (vi) above;

(x) any Contract for the sale of goods or services to any Governmental Entity;

(xi) any Contract granting any Person a Lien on any of the material assets of the Company or any of its Subsidiaries;

(xii) any bonus, executive or deferred compensation, profit sharing, pension or retirement, stock option or stock purchase, hospitalization, insurance, medical reimbursement or other Contract providing employee or executive benefits to any officer or employee or former officer or former employee;

(xiii) any Contract that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to sell to or purchase from any Person or to hire any Person or that provides for any confidentiality, standstill or similar obligations;

(xiv) any Contract granting any right to use or practice any rights under any Intellectual Property (whether inbound or outbound);

(xv) any Contract not entered into in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company; or

(xvi) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement.

(c) Each Material Contract is a legal, valid and binding agreement of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries (or to the knowledge of the Company, any other party thereto) is in default under any Material Contract, and none of such Material Contracts has been canceled by the other party thereto; each Material Contract is in full force and effect and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default, event of default or other breach by the Company or any Subsidiaries party thereto which would entitle the other party to such Material Contract to terminate the same or declare a default or event of default thereunder; the Company and its Subsidiaries are not in receipt of any claim of default under any such Contract.

Section 3.12 ERISA.

(a) Each Company Plan is listed in Section 3.12(a) of the Company Letter. With respect to each Company Plan, the Company has made available to Parent a true and correct copy of (i) the three most recent annual reports (Form 5500) filed with the applicable government agency (if applicable), (ii) each such Company Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Company Plan, (iv) a written summary of each unwritten Company Plan, (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants, (vi) the most recent actuarial report or valuation relating to a Company Plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (vii) the most recent determination letter or opinion letter and request therefor, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code, (viii) any request for a determination currently pending before the IRS, (ix) all correspondence with the IRS, the Department of Labor, or

Pension Benefit Guaranty Corporation relating to any outstanding controversy or with respect to any matter that has been resolved in the previous three years, and (x) all forms and certificate samples used to comply with Sections 4980, 9801 and 9802 of the Code. Each Company Plan complies in all material respects in form and has complied in operation in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations. Except as set forth in Section 3.12(a) of the Company Letter, no “reportable event” (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan for which the 30-day notice requirement has not been waived. Neither the Company nor any of its ERISA Affiliates (as hereinafter defined) has had any obligation to contribute to any Company Multiemployer Plan within the past six (6) years. No action has been taken, or is currently being considered, to terminate or withdraw from any Company Plan subject to Title IV of ERISA and there is no reason to believe the Pension Benefit Guaranty Corporation would initiate the termination of any such Plan. No Company Plan, nor any trust created thereunder, has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived.

(b) Except as listed in Section 3.12(b) of the Company Letter and except for routine contributions due and owing, with respect to the Company Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any Subsidiary or Company ERISA Affiliate or Company Plan fiduciary could be subject to any material liability under the terms of such Company Plans, ERISA, the Code or any other applicable Law. All Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and the Company is not aware of any reason why any such Company Plan is not so qualified in operation. Except as disclosed in Section 3.12(b) of the Company Letter, neither the Company nor any of its Subsidiaries or ERISA Affiliates has any liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

(c) As used herein, (i) “Company Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (including a Company Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA), and any other written or oral bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, restricted stock, stock appreciation right, holiday pay, vacation, severance, medical, dental, vision, disability, death benefit, sick leave, fringe benefit, personnel policy, insurance or other plan, program, agreement, arrangement or understanding, in each case established or maintained by the Company or any of its Subsidiaries or ERISA Affiliates or as to which the Company or any of its Subsidiaries or ERISA Affiliates has contributed or otherwise may have any liability, (ii) “Company Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its Subsidiaries or ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability, and (iii) “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

(d) Section 3.12(d) of the Company Letter contains a list of all (i) severance and employment agreements with employees of the Company and each Subsidiary and Company

ERISA Affiliate, (ii) severance programs and policies of the Company and each Subsidiary and Company ERISA Affiliate with or relating to its employees and (iii) plans, programs, agreements and other arrangements of the Company and each Subsidiary and Company ERISA Affiliate with or relating to its employees containing change of control or similar provisions.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated hereby including, without limitation, the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(f) There is no Company Plan that is subject to the laws of a foreign government or jurisdiction.

Section 3.13 Compliance with Worker Safety Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”). With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws.

Section 3.14 Products. Since January 1, 2003, neither the Company nor any of its Subsidiaries has received a claim for or based upon breach of product or service warranty or guaranty or similar claim, strict liability in tort, negligent design of product, negligent provision of services or any other allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its products or from the provision of services; and there is no basis for any such claim.

Section 3.15 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries or by any Person pursuant to the National Labor Relations Act or any comparable state agency or foreign Law pending or threatened in writing with respect to the Company Business Personnel. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that may interfere with the respective business activities of the Company or any of its Subsidiaries. The Company and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the employment of labor.

(b) Except for such incorrect classifications as would not reasonably be expected to result in a liability of more than $100,000 in the aggregate, (i) all individuals who are performing consulting or other services for the Company or any Subsidiary of the Company are or were correctly classified by the Company as either “independent contractors” or “employees” as the case may be, and (ii) all employees of the Company and any Subsidiary of the Company have been correctly classified as “exempt” or “non-exempt” under the Fair Labor Standards Act.

(c) Section 3.15(c) of the Company Letter contains a list of the name of each officer, employee and independent contractor of the Company and each Subsidiary of the Company, together with such person’s position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person. The Company has made available to Parent all form 1099’s filed with the IRS for the past three years.

Section 3.16 Intellectual Property.

(a) As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”; (ii) patents and patent applications and rights in respect of utility models or industrial designs (collectively, “Patents”; (iii) copyrights and registrations and applications therefor (collectively, “Copyrights” and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”).

(b) Section 3.16(b)(1) of the Company Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Company or any of its Subsidiaries (collectively “Company Registered Marks”), Section 3.16(b)(2) of the Company Letter sets forth an accurate and complete list of all Patents owned by the Company or any of its Subsidiaries (collectively the “Company Patents”) and Section 3.16(b)(3) of the Company Letter sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights owned by the Company or any of its Subsidiaries (collectively the “Company Registered Copyrights”) and, together with the Company Registered Marks and the Company Patents, the “Company Registered IP”). Except as set forth in Section 3.16(b)(4) of the Company Letter, no Company Registered IP has been or is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. Except as set forth in Section 3.16(b)(4) of the Company Letter, the Company Registered IP is valid, subsisting and, to the knowledge of the Company, enforceable, and no notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company or any of its Subsidiaries. Except as may be set forth in Section 3.16(b)(5) of the Company Letter, (i) the Company has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and (ii) all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP have been timely paid.

(c) The Company and its Subsidiaries have taken reasonable steps to protect their rights in the Intellectual Property owned by the Company or its Subsidiaries and maintain the confidentiality of all of the Trade Secrets of the Company or its Subsidiaries. All current or former employees, consultants and contractors who have participated in the creation of any Intellectual Property that is used by the Company or its Subsidiaries have entered into proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (which have previously been made available to Parent).

(d) To the knowledge of the Company, the Company or its Subsidiaries own, or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct or contemplated conduct of the Company’s businesses. None of the Intellectual Property owned by the Company or its Subsidiaries is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Company or its Subsidiaries.

(e) The rights licensed under each agreement granting to the Company any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation on and after the Closing to the same extent as by the Company or its Subsidiaries prior to the Closing. No loss or expiration of any such agreement is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. Any and all license fees, royalties, or other amounts due with respect to any such licensed Intellectual Property licensed have been paid in full. Neither the Company nor any of its Subsidiaries has granted to any third party any exclusive rights under any Intellectual Property owned by the Company or its Subsidiaries or otherwise granted any rights under such Intellectual Property outside the ordinary course of business.

(f) To the knowledge of the Company, the Intellectual Property owned by or validly licensed to the Company and its Subsidiaries constitutes all the material Intellectual Property rights used in the conduct of the Company’s business as it is currently conducted and contemplated to be conducted.

(g) To the knowledge of the Company, none of the products or services distributed, sold or offered by the Company and its Subsidiaries, nor any technology, materials or Intellectual Property used, sold, distributed or otherwise commercially exploited by or for the Company and its Subsidiaries, in any material respect, infringes upon, misappropriates or violates any Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, violation, or dilution, unfair competition or trade practices has occurred, nor, to the knowledge of the Company, is there any reasonable basis therefor. To the knowledge of the Company, (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by the Company or its Subsidiaries and (ii) no third party has made any unauthorized disclosure of any Trade Secrets of the Company or its Subsidiaries.

Section 3.17 Required Vote of Company Shareholders. The affirmative vote of holders of a majority of the votes cast by Company shareholders at the Company Shareholders Meeting (the “Company Shareholder Approval”) is required to approve this Agreement. No other vote of the security holders of the Company is required by Law, the Company Charter Documents or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby (including the Second Merger). No holders of Shares will have dissenters’ or appraisal rights under applicable Law as a result of the transactions contemplated by this Agreement.

Section 3.18 Accounts Receivable. All of the accounts and notes receivable of the Company and its Subsidiaries set forth on the books and records of the Company and its Subsidiaries (net of the applicable reserves reflected on the books and records of the Company and in the Financial Statements) (i) represent sales actually made or transactions actually effected in the ordinary course of business for goods or services delivered or rendered to unaffiliated customers in bona fide arm’s length transactions, (ii) constitute valid claims, and (iii) are good and collectible at the aggregate recorded amounts thereof (net of such reserves) without right of recourse, defense, deduction, return of goods, counterclaim, or offset.

Section 3.19 Inventories. All inventories of the Company and its Subsidiaries consist of items of merchantable quality and quantity usable or saleable (free of any material defect or deficiency) in the ordinary course of business, are saleable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Company and its Subsidiaries therefor, conform to the specifications established therefor, and have been manufactured in accordance with applicable regulatory requirements. The quantities of all inventories, materials, and supplies of the Company and its Subsidiaries (net of the obsolescence reserves therefor shown in the Financial Statements and determined in the ordinary course of business consistent with past practice) are not obsolete, damaged, slow-moving, defective, or excessive, and are reasonable and balanced in the circumstances of the Company and its Subsidiaries.

Section 3.20 Environmental Matters.

(a) For purposes of this Agreement, the following terms shall have the following meanings: (i) “Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law; (ii) “Environmental Law” means any Law, past, present or future (up until the Effective Time) and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, or common law, relating to pollution or protection of the environment, health or safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) “Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

(b) To the Company’s knowledge, the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance with their requirements, and have resolved all past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability.

(c) Neither the Company nor any of its Subsidiaries has (i) to the Company’s knowledge, placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties or any other properties other than in compliance with Applicable Law, (ii) any knowledge or reason to know of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties or any other property but arising from the Company’s or any of its Subsidiaries’ current or former properties or operations, or (iii) any knowledge or reason to know, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any Proceeding by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties, (D) alleging noncompliance by the Company or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require significant expenditures or to result in liability, or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties.

(d) No Environmental Law imposes any obligation upon the Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

(e) There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of the Company or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries which have not been made available to Parent.

(f) To the Company’s knowledge, neither the Company nor any of its Subsidiaries has exposed any employee or third party to any Hazardous Substances or condition that has subjected or may subject the Company to liability under any Environmental Law.

(g) To the Company’s knowledge, no underground storage tanks, asbestos-containing material, or polychlorinated biphenyls have ever been located on property or properties presently or formerly owned or operated by the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for corrective or remedial action.

(i) Neither the Company nor any of its Subsidiaries has received notice (whether written or oral) that they are required to make any capital or other expenditures to comply with any Environmental Law nor is there any reasonable basis on which any Governmental Entity could take action that would require such capital or other expenditures.

Section 3.21 Suppliers and Distributors.

(a) Neither the Company nor any of its Subsidiaries has received any notice, oral or written, or has any reason to believe that any significant supplier, including without limitation any sole source supplier, will not sell or will not be able to deliver raw materials, supplies, merchandise and other goods to the Company of any of its Subsidiaries at any time after the Effective Time on terms and conditions substantially similar to those used in its current sales to the Company and its Subsidiaries, subject only to general and customary price increases, except for supplies as to which comparable raw materials, supplies, merchandise, or other goods are readily available from other sources on comparable terms and conditions.

(b) Neither the Company nor any of its Subsidiaries has received any notice, oral or written, or has any reason to believe that any distributors, sales representatives, sales agents, or other third party sellers, will not sell or market the products or services of the Company or its Subsidiaries at any time after the Effective Time on terms and conditions substantially similar to those used in the current sales and distribution contracts of the Company and its Subsidiaries. Set forth in Section 3.21(b) of the Company Letter is a list of all distributors, sales representatives, sales agents, or other third party sellers whose relationships with the Company or any of its Subsidiaries have been terminated since January 1, 2007 or to whom notices of termination have been provided.

Section 3.22 Insurance. Section 3.22 of the Company Letter contains a list of all policies of title, property, fire, casualty, liability, life, business interruption, product liability, sprinkler and water damage, workmen’s compensation, libel and slander, and other forms of insurance of any kind relating to the business and operations of the Company or any of its Subsidiaries in each case which are in force as of the date hereof (the “Insurance Policies”). The Company or a Subsidiary of the Company has made any and all payments required to maintain the Insurance Policies in full force and effect. Neither the Company nor any of its Subsidiaries has received notice of default under any Insurance Policy, and has not received written notice or, to the knowledge of the Company, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy.

Section 3.23 Transactions with Affiliates.

(a) For purposes of this Section 3.23, the term “Affiliated Person” means (i) any holder of more than 5% of the outstanding Shares, (ii) any director, officer or senior executive of the Company, (iii) any member of the immediate family of any of such persons, or (iv) any Person that is controlled by any of the foregoing.

(b) Since the Company Balance Sheet Date, the Company and its Subsidiaries have not, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any property or assets or obtained any services from, (ii) sold, leased or otherwise disposed of any property or assets or provided any services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any Subsidiary), (iii) entered into or modified in any manner any contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance (other than expenses or similar advances made in the ordinary course of business) to, any Affiliated Person.

(c) (i) The contracts of the Company and its Subsidiaries do not include any obligation or commitment between the Company or any Subsidiary and any Affiliated Person, (ii) the assets of the Company or any Subsidiary do not include any receivable or other obligation or commitment from an Affiliated Person to the Company or any Subsidiary, and (iii) the liabilities of the Company and its Subsidiaries do not include any payable or other obligation or commitment from the Company or any Subsidiary to any Affiliated Person.

(d) To the Company’s knowledge, no Affiliated Person of any of the Company or any Subsidiary is a party to any contract with any customer or supplier of the Company or any Subsidiary that affects in any manner the business, financial condition or results of operation of the Company or any Subsidiary.

Section 3.24 Title to and Sufficiency of Assets.

(a) As of the date hereof, the Company and its Subsidiaries own, and as of the Effective Time the Company and its Subsidiaries will own, good and marketable title to all of their assets constituting personal property (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions (collectively, “Liens”), except for Permitted Liens. Such assets, together with all assets held by the Company and its Subsidiaries under leases and licenses of Intellectual Property, include all tangible and intangible personal property, contracts and rights used in the operation of the business of the Company in substantially the same manner as presently conducted.

(b) Set forth in Section 3.24(b) of the Company Letter is a complete list and description of all real property owned by the Company or any of its Subsidiaries (such real property, shall be collectively referred to as the “Owned Property”).

(c) Set forth in Section 3.24(c) of the Company Letter is a description of each lease of real property under which the Company or any of its Subsidiaries is a lessee, lessor, sublessee or sublessor (the “Leased Property”). The Owned Property and the Leased Property sometimes collectively are referred to as the “Real Property”).

(d) The Company has good and marketable title in fee simple to the Owned Property and good and marketable leasehold title to the Leased Property and to all plants, buildings, fixtures and improvements thereon, free and clear of any mortgages, liens, security interests, claims, charges, imperfections of title, encroachments, easements, rights-of-way, squatters’ rights, encumbrances, covenants, conditions or restrictions (collectively, “Impairments”) or (ii) Permitted Liens. True and complete copies of (A) all leases to which the Company is a party respecting any Real Property and all other instruments granting such leasehold interests, rights, options or other interests (the “Property Leases”) (including all amendments, modifications and supplements thereto) and (B) all deeds, title insurance policies, surveys, and mortgages, together with all amendments, modifications and supplements thereto, and, to the extent in the Company’s possession, all certificates of occupancy, building permits, inspection certificates, Contracts and other documents granting the Company title to or otherwise affecting or evidencing the state of title with respect to any Real Property, together with all amendments, modifications and supplements thereto have been made available to Parent. With respect to the Property Leases, to the Company’s knowledge, no breach or event of default on the part of any party to the Property Leases and no event that, with the giving of notice or lapse of time or both would constitute such breach or event of default, has occurred and is continuing. All the Property Leases are in full force and effect and are valid and enforceable against the parties thereto in accordance with their terms. Consummation of the transactions contemplated by this Agreement does not require the consent of any party to and will not constitute an event of default under or permit any party to terminate or change the existing terms of any Property Lease.

(e) The Owned Property and the Leased Property are adequate for the operation of the business of the Company and its Subsidiaries in substantially the same manner as presently conducted. All of the buildings, material fixtures and other improvements situated on the Real Property and all other material items of property are in good condition and in a reasonable state of repair (normal wear and tear excepted), and maintenance of such items has not been deferred beyond a reasonable time period. There is no special proceeding pending or threatened, in which any taxing authority having jurisdiction over any of the Real Property is seeking to increase the assessed value thereof.

(f) As used herein, “Permitted Liens” shall mean (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due and payable, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by applicable Law incurred in the ordinary course of business, which are either for sums not yet delinquent or are immaterial in amount and being contested in good faith, (iii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage, access, fire lane, right-of-way or other general easements granted to governmental authorities in the ordinary course of developing or operating the Owned Property (whether created by plant, separate instrument or otherwise), (iv) encumbrances consisting of zoning restrictions, building set back lines, easements and other restrictions on the use of the Owned Property, provided that such items do not materially adversely impair the continued use and operation of the Owned Property in substantially the same manner as such activities are conducted by the Company as of the date of this Agreement, and (v) any utility company rights, easements and franchises and similar rights or easements granted to third parties for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon the Owned Property; provided that in each of clauses (iii) to (v) the same do not materially adversely affect the use of the Owned Property in substantially the same manner as conducted by the Company as of the date of this Agreement.

Section 3.25 Brokers. Except for the Company Financial Advisor, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, and Section 3.25 of the Company Letter sets forth the maximum amount payable to any broker, investment banker or other Person in connection herewith.

Section 3.26 Certain Business Practices. None of the Company, any of its Subsidiaries or, to the Company’s knowledge, any directors or officers, agents or employees of the Company or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

Section 3.27 Opinion of Financial Advisor. Piper Jaffray & Co. (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that as of the date such opinion was delivered, the consideration to be received in the Merger is fair, from a financial point of view, to the holders of Shares (the “Company Fairness Opinion”). The Company has been authorized by the Company Financial Advisor to permit, subject to the prior review and consent by the Company Financial Advisor (such consent not to be unreasonably withheld), the inclusion of the Company Fairness Opinion (or a reference thereto) in the Proxy Statement. As of the date hereof, such opinion has not been withdrawn, revoked or modified. A true and complete copy of the Company Fairness Opinion will be delivered to Parent promptly after receipt of written confirmation thereof.

Section 3.28 Information Supplied.

(a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the proxy statement relating to the meeting of the Company’s shareholders to be held in connection with the Merger (the “Proxy Statement”) will, at the date mailed to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger (the “Company Shareholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading.

(b) The Proxy Statement, insofar as it relates to the Company Shareholders Meeting will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Merger Sub which is contained in or omitted from any of the foregoing documents.

Section 3.29 Takeover Statutes. The Company has taken all actions so that the restrictions contained in Sections 14A:10A-1 through 10A-6 of the NJBCA applicable to a public corporation, and any other similar applicable Law, will not apply to Parent or Merger Sub with respect to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. Without limiting the foregoing, the Board of Directors of the Company approved the business combination described in this Agreement prior to Parent or Merger Sub becoming the beneficial owner of any outstanding voting stock of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.30 No Rights Plan. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.31 Tax Treatment. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any of their Affiliates has taken or has agreed to take any action that would prevent the Merger or the Second Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Letter”) or in the Parent SEC Reports filed prior to the execution of this Agreement, Parent and the Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and (b) has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Merger Sub are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified that would not, individually or in the aggregate, have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” or “Parent Material Adverse Change” mean, when used with respect to Parent and its Subsidiaries, any change or effect that (i) is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties, assets, liabilities, employee relationships, customer or supplier relationships, earnings or results of operations, financial projections or forecasts, or the business prospects and condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, other than such changes, effects or circumstances reasonably attributable to: (A) economic, capital market or political conditions generally in the United States or foreign economies in any locations where Parent and its Subsidiaries have material operations or sales; (B) conditions generally affecting the industry in which Parent and its Subsidiaries operate, provided the changes, effects or circumstances in clauses (A) and (B) do not have a materially disproportionate effect (relative to other industry participants) on Parent and its Subsidiaries, taken as a whole; (C) the announcement or pendency of the Merger or the Second Merger; (D) Parent’s compliance with its obligations, or the satisfaction of the conditions to the Merger or the Second Merger, set forth in this Agreement; (E) any action taken by Parent or any of its Subsidiaries with the prior written consent of the Company, to the extent such change, effect or circumstance could reasonably have been expected by the Company prior to the Company’s prior written consent and except that consent to action taken to respond to a Parent Material Adverse Effect or Parent Material Adverse Change shall not be deemed any waiver by the Company as to the event or circumstance giving rise to such Parent Material Adverse Effect or Parent Material Adverse Change; (F) any change in the trading price or trading volume of the Parent’s common stock in and of itself; (G) any failure, in and of itself, by Parent to meet published revenue or earnings projections or any internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (F) and (G), the facts of circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect or Parent Material Adverse Change) or (ii) materially impairs the ability of Parent to consummate, or prevents or materially delays, the Merger, the Second Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so. Prior to the execution and delivery of this Agreement, neither Parent nor Merger Sub was an “Interested Shareholder” of the Company, as that term is defined in NJBCA 14A:10A-3.

Section 4.2 Capital Structure. The authorized capital stock of Parent consists of 500,000,000 shares of common stock, par value $0.10 per share (the “Parent Stock”) and 25,000,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). As of the close of business on March 29, 2008 (i) 344,492,077 shares of Parent Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 40,114,699 shares of Parent Stock were reserved for issuance pursuant to employee or director stock option, stock purchase or equity compensation plans, arrangements or agreements of Parent (the “Parent Equity Plans”), of which 36,248,221 shares were subject to outstanding options or other rights (“Parent Stock Options”). The shares of Parent Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

Section 4.3 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey as required by the NJBCA. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 4.4 have been obtained and all filings and obligations described in this Section 4.4 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any of (a) the Articles of Incorporation or the By-laws of Parent, each as amended to date (together, the “Parent Charter Documents”), (b) the Certificate of Incorporation or the By-laws of Merger Sub, each as amended to date, (c) any Contract applicable to Parent or any of its Subsidiaries, or

(d) any judgment, order, decree, or other Law applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clauses (c) or (d), any such violations, defaults, rights, losses, or Liens that, individually or in the aggregate, would not have a Parent Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the HSR Act, (ii) for the filing of Articles of Merger with the Department of Treasury of the State of New Jersey and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) under the Exchange Act, (iv) any of such items as may be required under foreign laws, (v) any filings, authorizations, orders and approvals required under foreign antitrust or similar laws, and (vi) such other consents, orders, authorizations, registrations, declarations, approvals and filings the failure of which to be obtained or made would not, materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or prevent the consummation of the transactions contemplated hereby or thereby.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the S-4 will at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will at the date mailed to shareholders and at the Company Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The S-4 (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company which is contained in or omitted from any of the foregoing documents.

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed all required forms, reports and documents with the SEC since December 31, 2002 (“Parent SEC Reports”), and each of such Parent SEC Reports complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and each applicable Law as in effect on the dates such forms, reports and documents were filed. None of the Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Parent SEC Report filed subsequently and prior to the date hereof. The consolidated financial statements of Parent included in the Parent SEC Reports have been prepared in all material respects in accordance with GAAP consistently applied and maintained throughout the periods indicated (except as may be indicated in the notes thereto and except that unaudited statements are subject to normal year-end adjustments that did not have and would not, individually or in the aggregate, have a Parent Material Adverse Effect, and do not contain footnotes in substance or form required to the extent permitted by Form 10-Q of the Exchange Act, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended).

(b) Parent and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Parent by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors of Parent (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

Section 4.7 Compliance with Applicable Law. The businesses of Parent and its Subsidiaries are being conducted in compliance with all applicable Laws or any foreign country or any political subdivision thereof or of any Governmental Entity, except for violations or possible violations that do not and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than in each case those that Parent reasonably believes will not have a Parent Material Adverse Effect.

Section 4.8 No Undisclosed Liabilities; Absence of Changes. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than liabilities and obligations incurred since December 31, 2007, which, individually or in the aggregate, would not have a Parent Material Adverse Effect. From December 31, 2007 through the date hereof, there has been no Parent Material Adverse Effect.

Section 4.9 Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries that, if decided adversely to Parent or any such Subsidiary, would, individually or in the aggregate, have a Parent Material Adverse Effect. There are no Actions pending or, to the knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of Parent or its Subsidiaries’ properties, assets or business before any Governmental Entity that, if decided adversely to Parent or any such Subsidiary, would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.10 Brokers. No broker, investment banker, financial advisor or other Person, other than Banc of America Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

Section 4.12 Tax Treatment. Neither Parent, Merger Sub nor, to the knowledge of Parent, any of its affiliates has taken or has agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. Except as set forth in Section 5.1(a) of the Company Letter, during the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, preserve its assets, rights and properties in good repair and condition (normal wear and tear excepted), keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent, to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Shares upon the exercise of Company Stock Options outstanding on April 8, 2008 in accordance with their terms as in effect on such date);

(iii) amend, authorize or propose to amend its articles or certificate of incorporation or by-laws (or similar organizational documents);

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than (1) inventory acquired in the ordinary course of business consistent with past practice and (2) capital expenditures, which shall be subject to the limitations of clause (viii) below;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except sales of inventory in the ordinary course of business consistent with past practice;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization (other than the Merger and the Second Merger);

(vii)(A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness, in an amount greater than $25,000 or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(viii) except with respect to up to $125,000 of loaner/demo equipment, incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $75,000;

(ix) except as required by Law or any judgment by a court of competent jurisdiction, (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness or (C) waive, release, grant or transfer any right of material value;

(x)(A) materially modify, amend, terminate, cancel or extend any Material Contract (other than any Specified Contract, which may not be modified, amended, terminated, canceled or extended without the prior written consent of Parent) or (B) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(xi) commence any Proceeding (other than an Proceeding as a result of an Proceeding commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $25,000 individually or $50,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;

(xii) change its financial or tax accounting methods, principles or practices, or revalue any of its material assets, except insofar as may have been required by a change in GAAP or applicable Law;

(xiii) settle or compromise any material liability for Taxes, amend any material Tax Return, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or change any method of accounting for Tax purposes or fail to file in a timely manner any Tax Returns (except as to filings for which a proper extension has been obtained) that become due or fail to pay any Taxes that become due;

(xiv) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

(xv) change its fiscal year;

(xvi)(A) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (C) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan or other Contract, (F) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as required by applicable Law or (G) hire any additional employees, consultants or independent contractors;

(xvii) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries substantially equal to those currently in effect;

(xviii) renew or enter into any non-compete, exclusivity, non-solicitation or similar Contract that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xix) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

(xx) enter into any new line of business outside of its existing business;

(xxi) enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $25,000;

(xxii) create or form any Subsidiary or make any other investment in another Person;

(xxiii) modify the standard warranty terms for products sold by the Company or any of its Subsidiaries or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company;

(xxiv) allow any of the Company’s or its Subsidiaries’ Intellectual Property rights to be disclosed, other than under appropriate non-disclosure agreements, abandoned, or that otherwise become unavailable to the Company and its Subsidiaries on the same terms and conditions as such rights were available to the Company and its Subsidiaries as of the date of this Agreement;

(xxv)(A) enter into any exclusive license, distribution, marketing or sales Contracts; (B) enter into any Contract with any person to (1) except in the ordinary course of business consistent with past practice, develop software without charge or incorporate any software into any of the Company’s or its Subsidiaries’ products, or (2) enter into any license, distributorship, or sales Contracts that by its terms would purport to relate to any of the products of Parent or its affiliates; (C) sell, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices, or (D) grant “most favored nation” pricing to any Person;

(xxvi) enter into or amend any Contract with any Affiliated Person;

(xxvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xxviii) knowingly take any action that would result in a failure to maintain trading of the Shares on the Nasdaq Global Select Market; or

(xxix) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1(b) of the Parent Letter or as consented to in writing in advance by the Company or as otherwise expressly permitted or required by this Agreement, Parent shall, and cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice prior to the Closing, except as would not cause a Parent Material Adverse Effect. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 5.1(b) of the Parent Letter or as otherwise permitted or required pursuant to this Agreement, Parent shall not without the Company’s prior written consent:

(i) amend, or propose or agree to amend, the Parent Charter Documents in any manner that would adversely affect the consummation of the Merger or the Second Merger;

(ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock;

(iii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or dispose of assets or securities of Parent or its Subsidiaries, in each case if such acquisition or disposition would reasonably be expected to materially delay or impede the consummation of the Merger or the Second Merger; or

(iv) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation.

(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate or endorse or knowingly encourage or facilitate any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would constitute a breach of its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided that any non-public information made available to any Person given such access shall have been previously been made available to Parent or shall be made available to Parent prior to or concurrently with the time it is provided to such Person and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or (iii) resolve, agree or propose to take any such actions. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2(b), solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.2, make an Adverse Recommendation Change, cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Termination Fee) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that (1) (A) no Adverse Recommendation Change may be made and (B) no such termination of this Agreement and entry into an Alternative Acquisition Agreement by the Company may be made, in each case until after the fifth Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii), as the case may be, and specifying the reasons therefor, including the material terms and conditions of, including, without limitation, the value and form of the proposed consideration and the identity of the Person making, any Superior Proposal that is the basis of the proposed action by the Company Board, and contemporaneously furnishing copies of all written materials delivered by the Person making such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new five (5) Business Day period), (2) during such five (5) Business Day period, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and not make an Adverse Recommendation Change or terminate this Agreement and (3) the Company shall not make an Adverse Recommendation Change or terminate this Agreement if, prior to the expiration of such five (5) Business Day period, Parent makes a proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the Termination Fee set forth in Section 7.3.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.2, the Company promptly, and in any event within twenty-four (24) hours of receipt, shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, in each case together with the material terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer, including, without limitation, the value and form of the proposed consideration and the identity of the Person making such inquiry, proposal or offer, and shall furnish Parent copies of all written materials delivered by the Person making such Acquisition Proposal. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within twenty-four (24) hours after the occurrence of any amendment, modification, development, discussion or negotiation) of all written materials delivered by the Person making such Acquisition Proposal. Without limiting any of the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a) or Section 5.2(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) The Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.2 by the Company.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(f) Nothing contained in this Section 5.2 shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a) and 14d-9 under the Exchange Act; provided, however, that in no event shall this Section 5.2(g) affect the obligations of the Company specified in Section 5.2(b) and Section 5.2(c); and provided further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to its shareholders in favor of the adoption of this Agreement and the Merger at least two (2) Business Days prior to the Company Shareholders Meeting.

(g) For purposes of this Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent and its Affiliates) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (i) of assets or businesses of the Company and it Subsidiaries that generate 10% or more of the net revenues or net income or that represent 10% or more of the total assets (based on fair market value), of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (ii) of 10% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company or (iii) involving the Company or any of its Subsidiaries, individually or taken together, whose businesses constitute 10% or more of the net revenues, net income or total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the financing terms thereof, (i) is more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal pursuant to Section 5.2(b) or otherwise, and including any break-up fees and expense reimbursement provisions) and (ii) is reasonably likely of being completed on the terms proposed on a timely basis; provided that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “10%” shall be deemed to be references to “60%.”

Section 5.3 Preparation of the S-4 and Proxy Statement; Shareholders’ Meeting.

(a) As promptly as practicable after the date of this Agreement (but in any event within fifteen (15) Business Days after the date hereof), (i) the Company shall promptly prepare and file with the SEC the Proxy Statement in preliminary form as required by the Exchange Act, and shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC, and (ii) Parent shall promptly prepare and file with the SEC the S-4 in which the Proxy

Statement will be included as a prospectus. Each of Parent and the Company shall use commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Stock in the Merger and upon the exercise of Company Stock Options, and the Company shall furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with any such action.

(b) Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the S-4 and the Proxy Statement. As promptly as practicable after the S-4 shall have become effective, the Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders. No filing of, or amendment or supplement to, the S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, (in the case of the Proxy Statement, in light of the circumstances under which they are made), not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Merger and all orders of the SEC relating to the S-4.

(c) As promptly as practicable after the S-4 shall have become effective, the Company shall establish a record date for, duly call, give notice of, convene and hold the Company Shareholders Meeting solely for the purpose of obtaining the Company Shareholder Approval. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company, through the Company Board, shall (i) recommend to its shareholders that they adopt this Agreement and the transactions contemplated hereby (which recommendation will disclose all terms of Parent’s offer, including inducements to officers and shareholders that are not available to shareholders generally), (ii) include such recommendation in the Proxy Statement and (iii) publicly reaffirm such recommendation within twenty-four (24) hours after a request to do so by Parent or Merger Sub. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

Section 5.4 Access to Information: Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of May 29, 2007, as amended as of November 7, 2007 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.4 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.5 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, or similar applicable antitrust or foreign investment filings, with the parties using their commercially reasonable efforts to make such filings within ten (10) Business Days after the date of this Agreement or, if earlier, before the expiration of any applicable legal deadline, (iii) vigorously resist and contest any Proceeding, including administrative or judicial Proceeding, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal, (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement, and (v) cooperate in the preparation and filing of the Proxy Statement and the S-4 and any amendments thereto; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent and neither Parent nor any of its Affiliates shall be required to commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares) or (iii) enter into any Contract that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

Section 5.6 Takeover Laws. The Company and the Company Board shall (i) use reasonable best efforts to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and (ii) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent,

(b) any Proceeding commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in ARTICLE VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification existing in favor of the current or former directors and officers of the Company as provided in the Company Charter Documents as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.

(b) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further, that in no event shall Parent or the Company be required to pay aggregate premiums for insurance under this Section 5.8(b) in excess of 200% of the amount of the aggregate premiums paid by the Company for fiscal year 2007 for such purpose (which fiscal year 2007 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.8(b) of the Company Letter), it being understood that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount.

(c) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.8. In addition, in the event (A) the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, or (B) Parent takes any action to materially impair the financial ability of the Surviving Corporation to satisfy the obligations referred to in Section 5.8(a), Parent will either guarantee such obligations or take such other action as Parent deems necessary to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished in any material respect.

(d) The provisions of this Section 5.8 (i) shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 5.9 Tax-Free Reorganization.

(a) Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger and the Second Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, Merger Sub, the Company, or their respective Subsidiaries shall take, or agree to take, any action (including any action otherwise permitted by Section 5.9 in the case of the Company) that could prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub and the Company shall report the Merger and the Second Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent’s and the Company’s tax counsel and tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of any tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent’s and the Company’s tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

Section 5.10 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Section 5.11 Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.12 Directors. Prior to the Effective Time, the Company shall cause each member of the Company Board to execute and deliver a letter effectuating his or her resignation as a director of the Company Board effective immediately prior to the Effective Time.

Section 5.13 Second Merger. As soon as reasonably practicable after the Effective Time, Parent shall cause the Second Merger to be effected by, among other things, approving the Second Merger as the sole shareholder of the Surviving Corporation, adopting and cause the Surviving Corporation to adopt an agreement and plan of merger pursuant to which the Surviving Corporation shall be merged with and into a wholly-owned limited liability company or corporation subsidiary of Parent with such limited liability company or corporation being the entity surviving the Second Merger as a wholly-owned subsidiary of Parent. There shall be no conditions to the Second Merger, other than (a) the consummation of the Merger and (b) the absence of any legal prohibition on completing the Second Merger. It is intended that the Second Merger shall occur as described in this Section 5.13, and that the Merger and the Second Merger together qualify as a reorganization under the provisions of Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations promulgated under the Code.

Section 5.14 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement and no such settlement shall be agreed to without Parent’s prior written consent.

Section 5.15 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Stock to be issued in the Merger to be approved for listing upon the Effective Time on the NYSE.

Section 5.16 Employee Matters.

(a) For a period of 12 months following the Effective Time, subject to compliance with applicable Law and Parent’s applicable benefit plans, the employees of the Company who remain in the employment of the Surviving Corporation (other than any employees covered by collective bargaining agreements) (the “Continuing Employees”) shall receive employee benefits that, in the aggregate, are substantially similar to those received by similarly situated employees of Parent; provided that neither Parent nor the Surviving Corporation shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements.

(b) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans of the Company or to continue the employment of any specific individual or group of individuals.

(c) Subject to compliance with applicable Law and Parent’s applicable benefit plans, Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Time (i) for purposes of eligibility for vacation, (ii) for purposes of eligibility and participation under any health or welfare plan (other than any post-employment health or post-employment welfare plan), (iii) for purposes of eligibility for any matching contributions under a cash or deferred arrangement intended to qualify under Section 401(k) of the Code and (iv) for the purpose of determining the amount of any severance payable under any severance plan of general application, except, in each case, to the extent such treatment would result in duplicative benefits. Parent shall cause the Surviving Corporation to recognize any vacation time of Continuing Employees that has accrued and has not been used as of the Effective Time; provided, however, that, beginning on the six month anniversary of the Effective Time, Continuing Employees will be subject to the maximum vacation accruals applicable to Parent employees generally, such that any amounts of accrued vacation time in excess of applicable maximums will be forfeited on and after such date.

(d) With respect to any group health plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, and subject to compliance with applicable Law and any such group health plan, Parent shall, and shall cause the Surviving Corporation to take all commercially reasonable steps to, waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the group health plans maintained by the Company prior to the Effective Time.

(e) The provisions of this Section 5.16 are for the sole benefit of the parties to this Agreement and nothing this Section 5.16, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans, programs or arrangements maintained for or provided to Continuing Employees or any other Parent employees prior to or following the Effective Time or impose an obligation on any of the Company, Parent or on or after the Effective Time, the Surviving Corporation, to establish, amend, terminate or otherwise take any action with respect to any compensation or benefits plan, program or arrangement, (ii) confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of the Company, Parent, or on or after the Effective Time, the Surviving Corporation), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.16) under or by reason of any provision of this Agreement.

Section 5.17 Meetings with the FDA. Upon the Company’s failure to resolve all issues associated with any Form FDA 483s and the Warning Letter, and any other communication from the FDA, to the satisfaction of the FDA (as evidenced in writing by the FDA) prior to the Closing, Parent may request, and the Company shall agree, to allow Parent or its Representatives to meet with any FDA representatives on one or more occasions to discuss fully the nature, extent and impact of such issues on the Company or its Subsidiaries; provided that a Company Representative is in attendance. The Company shall cooperate with Parent as Parent may reasonably request in order to assist in the prompt resolution of such issues to the satisfaction of Parent.

Section 5.18 Termination of 401(k) Plan. If Parent, in its sole and absolute discretion, provides the Company with written notice at least three (3) days before the Closing Date, the Company and any Subsidiary that is a plan sponsor of a 401(k) plan agrees to adopt resolutions to terminate its 401(k) plan and fully vest plan participants immediately prior to the Closing. If such notice is received, Parent shall receive from the Company evidence that the Company Board or the Board of Directors of the relevant Subsidiary has adopted resolutions to terminate the 401(k) plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Closing Date but contingent upon the Closing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) HSR Act; Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and all consents required under any other antitrust Law shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, in each case-without any limitation, restriction or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect (after giving effect to the Merger and the other transactions contemplated by this Agreement, including the Second Merger).

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger or the Second Merger.

(d) Registration Statement. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger and the Second Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 3.1, 3.2 (except as otherwise set forth in clause (ii) below), 3.3, 3.4(a), the second and last sentence of Section 3.5(a), Section 3.7(a)(iii), (iv), (v) or (vi), Sections 3.8(b) to (d), Section 3.9, Section 3.28 and Section 3.29 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of the Company set forth in clause (i) of the second sentence of Section 3.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(d) Governmental Consents. Each of Parent and Merger Sub shall have obtained any and all consents and approvals under applicable Law and other consents or approvals of any Governmental Entity required to be obtained in connection with the transactions contemplated by this Agreement (which approvals shall have been granted without any limitation, restriction or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect (after giving effect to the Merger and the other transactions contemplated by this Agreement, including the Second Merger)).

(e) No Litigation. There shall not be pending or threatened any Proceeding by any Governmental Entity, or by any other Person having a reasonable likelihood of success, that seeks, directly or indirectly, to (A) challenge or make illegal or otherwise prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, or to make materially more costly the Merger, or to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (B) to prohibit or materially limit the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or (C) to impose material limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to shareholders of the Company.

(f) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Legal Opinion of Counsel. Parent shall have received a written opinion of Gibson, Dunn & Crutcher LLP, counsel to Parent, to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn; provided, however, that if Gibson, Dunn & Crutcher LLP fails to deliver such opinion, then Morgan, Lewis & Bockius LLP, counsel to the Company, may deliver such opinion in satisfaction of this closing condition; provided, further, that any such opinion may rely on representations as such counsel reasonably deems appropriate and on typical assumptions. Parent, Merger Sub, and the Company agree to provide to such counsel such representations as such counsel reasonably requests in connection with rendering such opinions.

(h) Employment and Consulting Agreements. No employee of the Company that has entered into an Employment Agreement or a Consulting Agreement with Parent shall have challenged the validity or enforceability of his or her Employment Agreement or Consulting Agreement or otherwise expressed his or her intent not to continue his or her employment with the Surviving Corporation or Parent.

(i) No Termination or Repudiation of Specified Contracts. None of the third Persons that is a party to the Contracts with the Company listed on Schedule 6.2(i) (the “Specified Contracts”) shall have terminated or repudiated, or given notice to the Company of an intent to terminate or repudiate any such Contract.

(j) Outstanding FDA Issues. The FDA shall not have restricted the Company’s ability to (i) manufacture, market, sell or otherwise distribute any Company products previously approved or cleared by the FDA for marketing and sale or (ii) obtain approval or clearance to market and sell any products which have not yet been approved or cleared for marketing and sale by the FDA.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. All representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Authorization for Listing. The shares of Parent Stock issuable to the Company Shareholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

(e) Legal Opinion of Counsel. The Company shall have received a written opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn; provided, however, that if Morgan, Lewis & Bockius LLP fails to deliver such opinion, then Gibson, Dunn & Crutcher LLP, counsel to Parent, may deliver such opinion in satisfaction of this closing condition; provided further, that any such opinion may rely on representations as such counsel reasonably deems appropriate and on typical assumptions. Parent, Merger Sub, and the Company agree to provide to such counsel such representations as such counsel reasonably requests in connection with rendering such opinions.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the later of (x) August 31, 2008 and (y) 75 calendar days after the satisfaction of the condition set forth in Section 6.1(b) (the “Outside Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its commercially reasonable efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.5; or

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2 or Section 5.3(c), as to which Section 7.1(c)(ii) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) fifteen (15) days after the giving of written notice to the Company of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) if (i) the Company Board effects an Adverse Recommendation Change, (ii) the Company or the Company Board (or any committee thereof) shall (A) approve, adopt, endorse or recommend any Acquisition Proposal or (B) approve, adopt, endorse or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Acquisition Proposal, (iii) the Company fails publicly to reaffirm its recommendation of the Merger within ten (10) Business Days after a request at any time to do so by Parent, or within ten (10) Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders (which reaffirmation must also include, with respect to an Acquisition Proposal, an unconditional rejection of such Acquisition Proposal, it being understood that taking no position with respect to the acceptance of such Acquisition Proposal or modification thereto shall constitute a failure to reject such Acquisition Proposal), (iv) the Company shall have breached any of its obligations under Section 5.2 or Section 5.3(c) or (v) the Company or the Company Board (or any committee thereof) shall authorize or publicly propose any of the foregoing; or

(iii) if the FDA restricts the Company’s ability to (A) manufacture, market, sell or otherwise distribute any Company products previously approved or cleared by the FDA for marketing and sale or (B) obtain approval or clearance to market and sell any products which have not yet been approved or cleared for marketing and sale by the FDA.

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) fifteen (15) days after the giving of written notice to Parent of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) at any time prior to obtaining the Company Shareholder Approval, in accordance with and subject to the terms and conditions of Section 5.2(b); provided that the Company shall have (A) simultaneously with such termination entered into the Alternative Acquisition Agreement and (B) otherwise complied with all provisions of Section 5.2(b), including the notice provisions therein.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.25 and Section 4.10 (Brokers), Section 5.10 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and ARTICLE VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from a material breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the S-4 and the Proxy Statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company.

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to the Company’s shareholders, otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Company Board, (B) this Agreement is thereafter terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within twelve (12) months after the date of such termination, the Company enters into, or submits to its shareholders for adoption, an agreement in respect of any Acquisition Proposal or a transaction in respect of an Acquisition Proposal is consummated (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a termination fee of $4,000,000 (the “Termination Fee”) it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) For purposes of this Section 7.3, “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.2(g) except that references in Section 5.2(g) to “10%” shall be replaced by “50%”.

(d) Payment of the Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to, submission to the shareholders of, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(ii) or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 7.1(d)(ii).

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for the amount set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to 5.25%.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent, Merger Sub or the Surviving Corporation, to:

St. Jude Medical, Inc.

One Lillehei Plaza

St. Paul, Minnesota 55117

Attn: General Counsel

Facsimile: (651) 481-7690

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

Attention: Joseph Barbeau, Esq.

                   Stewart L. McDowell, Esq.

Facsimile: (650) 849-5333

(b) if to Company, to:

EP MedSystems, Inc.

Cooper Run Executive Park

575 Route 73 North Unit-D

West Berlin, NJ 08091

Attention: David Bruce, CEO

                    James Caruso, CFO

Facsimile: (856) 753-8544

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia PA 19103

Attention: Timothy Maxwell, Esq.

Facsimile: (215) 963-5001

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed;

(c) “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written and all amendments thereto.

(d) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(e) “knowledge” of any party means (i) the actual knowledge (A) with respect to Parent, of any executive officer of Parent or other officer having primary responsibility for the relevant matter, and (B) with respect to the Company, the actual knowledge of David Bruce, James Caruso, Thomas Maguire and Bryan Byrd, or (ii) any fact or matter which any such officer, with respect to Parent, or any of the four named individuals in clause (i)(B), with respect to the Company, could be reasonably expected to learn upon conducting a reasonable investigation of the existence of the relevant matter;

(f) “made available to Parent” means that the Company has made the applicable documents available to Parent prior to the date of this Agreement, either via posting on the Company’s virtual datasite or through electronic or manual delivery to an employee of Parent or one of Parent’s attorneys;

(g) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity; and

(h) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Letter, the Parent Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries. Except as provided in Section 5.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 8.7 Governing Law. Except to the extent that the laws of the State of New Jersey are mandatorily applicable to the Merger, this Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.

Section 8.8 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of any Federal Court located in the District of the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in an court other than a Federal court sitting in the District of the State of New York. The parties irrevocably and unconditionally waive any objection to the laying of venue of any Proceeding arising out of this Agreement or any of the transactions contemplated by this Agreement in any Federal Court located in the District of the State of New York.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation seek to invalidate the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.8(b).

(c) In any dispute, whether resolved by litigation or other dispute resolution mechanism, arising from or related to this Agreement or the transactions contemplated herein, the substantially prevailing party shall be entitled to recover from the other party (as part of the arbitral award or order) its reasonable attorneys’ fees and other costs of the resolution of such dispute.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Affiliates, in which case all references herein to Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.13 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 8.14 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ST. JUDE MEDICAL, INC.,
a Minnesota corporation

By:	/s/ JOHN C. HEINMILLER
Name:	John C. Heinmiller
Title:	Executive Vice President and CFO

EPICURUS MERGER CORPORATION,
a New Jersey corporation

By:	/s/ JOHN C. HEINMILLER
Name:	John C. Heinmiller
Title:	Vice President and Treasurer

EP MEDSYSTEMS, INC.,
a New Jersey corporation

By:	/s/ DAVID I. BRUCE
Name:	David I. Bruce
Title:	President and Chief Executive Officer